PGIM Investments LLC

655 Broad Street

Newark, New Jersey 07102

April 1, 2025

The Board of Trustees

Prudential Investment Portfolios 12

655 Broad Street

Newark, New Jersey 07102

Re: PGIM Moderate Retirement Spending Fund (the Fund)

To the Board of Trustees:

PGIM Investments LLC (“PGIM Investments”) has contractually agreed to limit Total Annual Fund Operating Expenses after fee waivers and/or expense reimbursements to 0.35% of average daily net assets for Class R6 shares. This contractual waiver includes acquired fund fees and expenses, and excludes Fund and any acquired fund interest, brokerage, taxes (such as income and foreign withholding taxes, stamp duty and deferred tax expenses), extraordinary expenses, and certain other Fund expenses such as dividend and interest expense and broker charges on short sales. Fees and/or expenses waived and/or reimbursed by PGIM Investments for the purpose of preventing the expenses from exceeding a certain expense ratio limit may be recouped by PGIM Investments within the same fiscal year during which such waiver and/or reimbursement is made if such recoupment can be realized without exceeding the expense limit in effect at the time of the waiver/recoupment and or recoupment for that fiscal year, as applicable. This waiver has no express termination date and may not be terminated by PGIM Investments without the prior approval of the Fund’s Board of Trustees.

Very truly yours,

PGIM INVESTMENTS LLC

By:	/s/ Scott E. Benjamin
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Name:	Scott E. Benjamin
Title:	Executive Vice President